Exhibit 3

NEWS RELEASE

INTEROIL ANNOUNCES FINANCIAL RESULTS
FOR THE SECOND QUARTER 2006
     AUGUST 15, 2006 — TORONTO, CANADA — InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea today announced that its unaudited financial statements and accompanying notes for the quarter ended June 30, 2006, and the related management’s discussion and analysis (“MD&A”) were filed with the relevant Canadian securities regulatory authorities. Copies of InterOil’s filed documents may be obtained through SEDAR at www.sedar.com or on InterOil’s website at www.interoil.com. InterOil plans to hold a conference call on Wednesday, August 16, 2006 at 08:15 a.m. Eastern to review its financial and operational results for the quarter ended June 30, 2006.
     The conference call phone number is (888) 428-4479 for U.S. callers and (612) 234-9960 for international callers. You may listen to the conference by using the following link http://mail.interoil.com/conference/index3.htm followed by clicking on one of the links as indicated. Alternatively, you may visit our website where a direct link to the conference call has been provided.
Highlights include:
•	Sales and operating revenues were $124.7 million in Q2, 2006 compared with $125.3 million in Q2, 2005.

•	Q2 consolidated net loss after tax was $17.8 million for the quarter ended June 30, 2006 or $0.60 per share diluted, compared to the loss of $12.9 million or $0.45 per share diluted for the same period in 2005.

•	The major constituent of the consolidated net loss in Q2 is due to a loss of $13.7 million recognized in our midstream business segment during this period.

•	The midstream business segment loss is primarily due to the planned refinery shutdown in Q2, 2006.

•	During the shutdown period in Q2, planned revamp activities at the refinery were carried out which operations will improve our product slate.
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•	The planned revamp was completed in early July 2006, with the individual systems phased into operations through August 2006.
An update of InterOil’s recent business activities by segment follows.
Corporate Development
     During Q2 2006, focus was on the execution and final implementation of the revamp activities at the refinery. Corporate activities were focused on the development of a natural gas liquids and a liquefied natural gas facility adjacent to the refinery, in light of the discovery of gas and gas liquids at the ELK #1.
•	Following PNG government approvals, all other conditions precedent for the acquisition of Shell Papua New Guinea’s wholesale and retail distribution assets have been satisfied.

•	We continue to work with Shell on the final closing of Shell Papua New Guinea’s wholesale and retail distribution assets.

•	We expect the Shell acquisition to be closed after the Q3 accounting period in early October 2006.

•	We closed on a US$130 million senior secured loan facility, in Q1, 2006.

•	As of this date US$100 million has been made available.

•	As of this date the BNPP US$150 million working capital facility for the refinery has been increased to a total of US$170 million.
Upstream Business Segment — Second Quarter 2006
     Our exploration and production business segment reported a loss of $4.2 million for the quarter ended June 30, 2006 compared to a loss of $2.7 million for the quarter ended June 30, 2005 and a loss of $7.0 million for the six months ended June 30, 2006 compared with a loss of $4.3 million for the six month period ended June 30, 2005. The primary development in Q2 was the discovery of gas and gas liquids at the ELK-1 exploration well.
The Elk-1 Discovery well
     The Elk prospect is located within our Petroleum Prospecting License 238 area and is the third of the eight wells to be drilled within our current exploration program. Highlights include:
•	We spudded the Elk-1 exploration well on February 19, 2006.
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•	The Elk-1 well is being drilled into a target limestone culmination identified by airborne gravity and confirmed by a 74 mile (119 kilometer) 2D seismic survey with multiple lines concluded in August 2005.

•	We drilled into the target objective Marl/Puri Limestone, at 5,558 feet (1,694 meters).

•	The Elk well flowed gas to surface at 2,000 psi at an estimated of 30-50 MMCFPD. The well flowed gas for approximately 30 minutes before the well was shut in with a casing pressure at 3,144 psi in a matter of minutes.

•	Restricted flow rates of 7.1 to 7.5 MMSCFGD with a calculated open flow of 150 MMSCFGD.

•	Wet gas and condensate was recovered during the test.

•	Currently, we are preparing to pull the drill pipe out of the hole in order to add specialized high pressure equipment to drill in a controlled manner through the limestone reservoir.

•	Additional drilling is designed to deepen the well to: 1) establish the total hydrocarbon column, 2) determine the composition of hydrocarbons, and 3) measure the reservoir parameters; so that an appraisal drilling program can be undertaken to determine total hydrocarbon volume.
Midstream Business Segment — Second Quarter 2006
•	The loss for our midstream business segment increased by $1.5 million during the second quarter of 2006 and $3.3 million during the six month period ended June 30, 2006 when compared to the same periods in 2005.

•	The increased losses during the three and six month periods ended June 30, 2006 when compared to the same periods in 2005 were primarily due to the refinery being shut down for 41 and 68 days during the three and six month periods ended June 30, 2006 compared to no shut down days during the second quarter of 2005 and 12 days during the six month period ended June 30, 3005.

•	We generated revenues of $106.7 million during the second quarter of 2006 and revenues of $209.7 million during the six month period ended June 30, 2006.

•	The optimization work commenced during the second quarter of 2006 included the installation of new generators powered by low sulphur waxy residue and modifications of furnaces and boilers which should improve reliability and reduce fuel costs.

•	These activities reduced our crude throughputs during the three and six month periods ended June 30, 2006 compared to the same periods in 2005.
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     Downstream Business Segment — Second Quarter 2006
•	Our downstream business segment’s net income after tax increased by $0.5 million during the second quarter of 2006 when compared to the same period in 2005 and remained relatively unchanged during the six month period ended June 30, 2006 when compared to the same period in 2005.

•	The increase in after tax net income for the second quarter of 2006 compared to the same period in 2005 is primarily attributable to an increase in the sales price of refined products relative to our purchase price for the products sold during the second quarter of 2006 when compared to the second quarter of 2005.
     InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil’s refinery are secured by off-take contracts with Shell and InterOil’s wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil’s agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600
Cautionary Statements
This press release contains forward-looking statements as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our drilling plans, plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans’” “believe,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to, the ability of our refinery to operate at full capacity and to operate profitability; uncertainty involving the geology of oil and gas deposits and reserve estimates; delays and changes in plans with respect to exploration or
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development projects or capital expenditures; political, legal and economic risks related to Papua New Guinea; the impact of competition; the volatility of prices for crude oil and the volatility of the difference between our purchase price of crude oil feedstocks and the sales price of our refined products; the uncertainty of our ability to attract capital; and the risks described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
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